UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Alto Solutions, Inc., f/k/a Saltvest, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
July 21 2015

Physical address of issuer
Capitol View Block E, 500 11th Avenue North, Suite 790, Nashville TN 37203

Website of issuer
http://www.altoira.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Crowd SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
December 4, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
27

	Most recent fiscal year-end (2019)	**Prior fiscal year-end (2018)**
Total Assets	$4,180,111	$1,513,479
Cash & Cash Equivalents	$3,095,094	$730,693
Accounts Receivable	$14,275	$3,366
Short-term Debt	$97,882	$6,569
Long-term Debt	$0	$0
Revenues/Sales	$78,574	$9,416
Cost of Goods Sold	$75,831*	$35,798*
Taxes Paid	$0	$0
Net Income	$(1,978,778)	$(738,128)

*This amount reflects the cost of revenues.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Eric Satz
_____
(Signature)

Eric Satz
_____
(Name)

CEO, President & Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Eric Satz
_____
(Signature)

Eric Satz
_____
(Name)

CEO, President & Director
_____
(Title)

September 3, 2020
_____
(Date)

/s/ William Guttman
_____
(Signature)

William Guttman
_____
(Name)

Director
_____
(Title)

September 3, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

<p style="text-align:center">**September 3, 2020**</p>

<p style="text-align:center">**Alto Solutions, Inc.**
f/k/a Saltvest, Inc.</p>



<p style="text-align:center">**Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)**</p>

Alto Solutions, Inc., f/k/a Saltvest, Inc. ("**Alto**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "**Investors**". The minimum target offering is $25,000 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $1,070,000 from Investors in the offering of Securities described in this Form C (this **"Offering"**). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 4, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.altoira.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic.co/alto-solutions

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Alto Solutions, Inc. is a Delaware corporation, incorporated on July 21, 2015.

The Company is located at Capitol View Block E, 500 11th Avenue North, Suite 790, Nashville TN 37203.

The Company's website is https://www.altoira.com

The Company is headquartered and conducts business in the State of Tennessee, and provides its services through the Internet in all fifty (50) states.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/alto-solutions and is attached as <u>Exhibit D</u> to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum aggregate offering amount	$25,000
Total units of Crowd SAFEs (outstanding after Offering (if minimum amount reached)	25,000[*]
Maximum aggregate offering amount	$1,070,000
Total units of Crowd SAFEs outstanding after Offering (if maximum amount reached)	1,070,000[*]
Purchase price per Security	$1.00
Minimum investment amount per investor	$100[+]
Offering deadline	December 4, 2020
Use of proceeds	See the description of the use of proceeds on page 22.
Voting Rights	See the description of the voting rights on page 29.

[*] The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

[+] The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating Investors in such programs without notice.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Aggregate Target Offering Amount	$25,000	$1,500	$23,500
Aggregate Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive 2% of the Securities being issued in this Offering in connection with the Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to participating Investors in such programs without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have incurred significant operating losses to date and we have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. Since it began operations, the Company has incurred, and continues to incur, significant operating losses, which are expected to continue to be incurred even as the Company's business may grow. There can be no assurance that the Company will grow its business as planned or ever operate profitably. The likelihood of the Company's success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. If the assumptions, strategies, analyses, projections or plans of the Company are flawed or fail to be realized, the Company may be unable to generate sufficient revenue to generate a profit and continue in business.

The amount of capital the Company is attempting to raise in this Offering is not likely to be enough to sustain the Company's current business plan and we may face difficulties raising additional capital.
Our business currently does not generate revenue sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our business development plans, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations. If we are not able to raise sufficient capital in the future, our continued operations will be in jeopardy and we may be

forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

The COVID-19 pandemic may cause disruptions and risks to the Company's operations as Company management and staff are required or choose for health and safety reasons to work remotely using online communication tools which may slow or delay completion of product and business development initiatives. Further, the COVID-19 pandemic's impact on the economy and, in particular, its impact on issuers of alternative investments, the volume, nature and terms of offerings by such issuers, the performance of alternative investments, and investor sentiment and behavior, over any period of time, cannot be predicted with certainty. The Company may make predictions regarding such impact, which may be wrong, or may cause our costs, plans and results of operations to change. The Company's competitors may be better equipped, positioned or capitalized to endure or counter the adverse effects of the pandemic. These economic and market factors may materially and adversely affect our ability to achieve our revenue, account growth and other objectives. In April 2020, the Company obtained a Payroll Protection Program loan under the CARES Act based on management's determination that, but for such financing, the uncertainty caused by the pandemic and the resulting disruptions and impact on projected Company revenue would jeopardize the Company's ability to operate and require the Company to furlough or terminate key staff immediately if such financing were not obtained. The past, current or future effects of the COVID-19 pandemic on the economy, the Company's operations, customers, business partners and service providers, potential sources of additional capital, target markets, or employees may create impediments to our business growth and profitability, which could cause the Company's plans to fail and the value of investments in the Company to decline or be lost.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our products. We rely on the performance of a small number of employees to carry out functions important or essential to the Company's success. If we experience difficulties in hiring and retaining personnel capable of performing in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Employees of the Company may choose to leave. The Company may not be able to prevent former employees from competing with the Company. In addition, our contractors, consultants and advisors may have commitments to third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

The development and commercialization of our products and services are time-consuming, costly and risky.
We develop and offer products and services that are highly costly to design, develop, deploy, market, operate and support. Failure to launch such products and services on a timely basis, failure to adequately promote and communicate the benefits of such products and services, or failure of such products and services to attract and meet or exceed the expectations of customers, could result in loss of market share to competitors, slower or inadequate market adoption or financial losses exceeding our forecasts. Any such failures may hinder our business growth or ability to raise additional capital. If we miscalculate the adoption of one or more product or service offerings we have invested capital to develop, such investment of capital may generate insignificant or no revenue. If customers do not use our products and services or choose to use the products and services of our competitors, we may not generate sufficient business to continue operating.

We operate in a competitive industry that is likely to remain highly competitive.
We face competition from financial institutions, trust companies and other providers of individual retirement account (IRA) services throughout the U.S., including, among others, Millennium Trust Company, Pensco Trust Company, Equity Trust Company and Forge Trust Company. In addition, leading U.S. financial institutions and investment platforms that historically have declined to offer custodial services for alternative investments may develop or acquire product and service offerings competitive with ours. Many of our competitors have significantly greater financial, technical and human resources than we have and more experience marketing and operating IRA custodial, administrative and recordkeeping services, including in connection with alternative investments. Our competitors therefore may be better equipped than we are to develop, commercialize and sell self-directed IRA solutions. These competitors also may have, or may compete with us to establish, distribution,

channel or integration partnerships with third party administrators, fund managers, investment platforms and other issuers of alternative investments, some of which may be exclusive. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position and the likelihood that our products will achieve initial market acceptance or significant market adoption. Our inability to compete effectively for customers and market share may prevent us from generating meaningful additional revenue from our products and services.

Our efforts to implement new lines of business or offer new products and services within existing lines of business may be unsuccessful.
As an early-stage company, we may implement new lines of business at any time. We may seek to register, maintain and operate subsidiaries to perform specialized functions, including chartered trust company and broker-dealer or other regulated services. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed, are highly regulated or highly competitive. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be able to charge issuers or other customers for use of our products and services to the extent we have planned. We may not be successful in obtaining or maintaining the registrations and licenses necessary to operate such new businesses, or those new products and services may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract customers, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We must educate customers on the benefits of our products and services and offer new products and services that meet their changing needs and demands.
Our growth depends on our successful development, introduction, and marketing of innovative new products and services for IRA investors and for issuers and distributors of alternative investments. Our success depends on our ability to communicate and educate our customers regarding the benefits of our services. Customer preferences also may result in the need for our products and services to change continually. If customers do not perceive the benefits of our services and service enhancements, the Company's marketing and sales efforts may fail result in sufficient account growth and revenue to support operations.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
The Company's current products and services relating to the administration of IRA accounts and alternative investments are subject to regulatory and statutory risk. At any time, the U.S. government and state governments may change or enact laws or make or change administrative rules or regulations that make these accounts and investments, or the use of such accounts for such investments, less desirable to investors, issuers or other customers of the Company. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations, we could be subject to legal risk, including government enforcement action and class action civil litigation, which could disrupt our operations, significantly increase our costs, and harm our reputation. Other developments in the legal, regulatory, and political arenas, as well as court decisions, regarding topics such as privacy and information security, cryptocurrency, tax policy, labor and employment regulations, financial services, social security and retirement planning, crowdfunding and securities regulations, could also cause our compliance costs to increase and adversely affect our business and results ofoperations.

Our services are used for highly regulated transactions that could result in significant losses for our customers, who in turn may seek to hold us liable.
Customers use the Company's products and services to invest in unregistered securities and assets, including cryptocurrency, that may involve a significant risk of loss. Our services are intended for investors who fully understand and are willing to accept the risks associated with alternative investments and the management of self-directed IRAs. Certain investments made using the Company's services are unable to be liquidated or transferred for significant periods of time, if at all, and certain investments, regardless of their liquidity, are subject to high degrees of volatility. Investors may withdraw, distribute or liquidate investments in their discretion, which may generate significant losses, as well as tax penalties for the investor. Further, certain

transactions and investments using IRAs are restricted or prohibited by law, including under the United States Internal Revenue Code. Although the Company provides certain cautionary notices and disclaimers regarding use of the Company's services and service features designed to help investors understand their risks and avoid certain prohibited transactions, investors who engage in prohibited transactions or whose accounts or investments suffer losses or costs for any reason, may seek to hold the Company liable for such losses and costs. There can be no guarantee that the Company would be able to successfully defend itself against any one or more such claims by investors or other customers and users of the Company's services. The Company may incur substantial losses, and its business may be materially adversely affected, in the event of any demand, claim or litigation relating to or arising from investment losses or violations of tax or other laws by investors, their IRA accounts, or by our other customers in connection with their use of our products or services.

Security breaches of confidential customer information may adversely affect our business.
Our business requires the collection, transmission and retention of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data are critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. Any such breach could compromise the information stored there and result in unauthorized access, public disclosure or, lost or stolen information. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies, increased costs and loss of revenue. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings, and significant reputational harm and loss of business.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business. Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that harms our reputation or perceived reliability, or which raises doubts or uncertainty among prospective customers or causes existing customers to terminate their relationship with us, could significantly reduce the value of our brand and Company. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate, and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction. Any such harm may materially and irreparably hinder our business growth and likelihood of success.

The Company's financial statements have not been audited, and the Company may lack the financial controls and procedures of public companies.
We have not prepared or published any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company is controlled by holders of Preferred Stock and others whose interests may differ from yours.
Approximately 90% of the issued and outstanding voting shares of the Company are held collectively by the holders of the Company's Preferred Stock and the members of the Company's board of directors (including its Chief Executive Officer). The holders of a majority of the outstanding Preferred Stock, as well as the director of the Company elected by the holders of Preferred Stock, must approve various corporate acts, including, without limitation, any sale of the Company. The Company's board of directors, including the Company's founder and Chief Executive Officer, exercises significant influence. Subject to performing their fiduciary duties to stockholders under Delaware law, these directors control significant Company transactions, the Company's strategy, budget and policies. The Company's stockholders and directors may have interests and priorities that are different from yours. For example, these owners may support proposals and actions with which you may disagree. These owners lawfully may use their influence in a manner you believe may be detrimental to the Company's success or the value of your investment in the Company.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

We depend on third party providers, suppliers and licensors to supply software and operational services necessary to operate our business.
We engage third parties to provide hosting infrastructure, marketing and customer support software, custodial, banking and other regulated services critical to our business operations. We obtain these services from a limited number of providers, with whom we may not have a long operating history and who may not be able to supply the products and services we desire in the future. Some of our software and operational support providers represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If our relationship with such a provider is terminated or if such a provider experiences operating or financial difficulties, or is otherwise unable or unwilling to provide the products or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide our services might be materially

adversely affected, or the need to procure or develop alternative sources of the affected products or services might delay and impair our ability to serve our customers or market or develop our services. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We rely on third party investment platforms and other issuers to use our services to transact with our accountholder customers.
We enable investors who have IRA accounts with us to execute and manage alternative investments offered by third party funding portals and investment platforms, fund managers and administrators, cryptocurrency exchanges, and other issuers of unregistered securities. We have agreements with such third parties pursuant to which they use our products and services to transact with such investors through our online services, including through application programming interfaces. Our ability to serve our investor customers and grow our business depends largely upon the ability and willingness of these third parties to use our services in connection with such investment transactions. If we are unable to establish, maintain and grow our relationships with such third parties, or if we are unable to develop and provide products and service features, including application programming interfaces, that adequately serve and perform the functions required by such third parties, then our ability to attract and retain investor customers may be materially adversely affected, and our business growth and financial results may be significantly impaired.

Our intellectual property rights may provide insufficient protection from competition.
We hold and utilize various trade secrets, trademarks and other intellectual property. Such intellectual property, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed-around. In the event of infringement or misappropriation of our intellectual property, we may lack sufficient resources to enforce our rights to the fullest extent permitted by law, and may be unable to prevent or stop a third party from using our intellectual property for competitive or other unauthorized purposes. We do not hold and have not filed any application to obtain any patents on our products, processes or methods. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

Third parties may claim that one or more of our products or services infringe their intellectual property rights.
One or more third parties in the future may claim our use of certain software, processes, methods, works of authorship, trademarks or other intellectual property infringes upon a third party patent or other intellectual property right. Any dispute or litigation of such claim could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that we have infringed or are infringing a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Demand for our products and services may decline due to general economic and equity market conditions.
Our investor customers are individuals who elect to use funds from their IRA accounts to invest in alternative assets such as private equity securities, private funds, real estate investments and cryptocurrency. The ability or interest of such investors to make such investments, including through the use of our products and services, may

decline during a recession or other periods of economic or market disruption, due to, among other things, losses incurred in other investments and asset classes, lack of discretionary cash for new investments, reduced personal income, a "flight to safety" or inclination to make investments in instruments perceived to be more conservative than the alternative investments offered by issuers and others using our services. Consequently, declines in economic conditions in the U.S. may adversely impact our growth plans or financial results. Difficult macroeconomic conditions, particularly high levels of unemployment, may also impact our business, along with other factors, including consumer confidence, retirement savings trends, interest rates, tax rates and consumer debt levels. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.
The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Series Securities or until there is a change of control or sale of substantially all of the Company's assets.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into shares of CF Shadow Series capital stock (as defined in the Crowd SAFE and referred to hereafter as "**CF Shadow Series Securities**"). The Company is under no obligation to convert the Securities into CF Shadow Series Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Series Securities; upon the conversion of the Crowd SAFE to CF Shadow Series Securities (which cannot be guaranteed), holders of CF Shadow Series Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Series Securities follow.
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Series Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Series Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Series Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted in connection with a round offering shares of Series A Preferred Stock, then holders of the resulting CF Shadow Series Securities (in this case, shares of Series A-CF Shadow Preferred Stock) will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series A Preferred stockholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the Investor. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Investor's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE Investors upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE Investors the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Series Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Series Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume that they are guaranteed a return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Legal Matters

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
AltoIRA is a leading platform for individual retirement account (IRA) owners to invest in alternative assets, such as private placements (including stock of companies held by private equity and venture capital firms), real estate, private funds, equity crowdfunding, and cryptocurrency. The firm addresses the growing desire and need of many investors, reliant on their IRA and 401(k) accounts for retirement, to diversify these savings in higher-return long-term alternative investment opportunities. Alto is disrupting the IRA space in two ways: First, through its proprietary technology, Alto makes the process of creating, funding and using a self-directed IRA for alternative investments easy and inexpensive relative to legacy industry players. Second, through its technology platform, Alto provides issuers - including startups, funds, and investment platform partners, funding portals, cryptocurrency providers and secondary market platforms - with a new way to connect electronically with IRA and 401(k) investors. Connecting investors to issuers through Alto's platform can unlock a vast pool of capital for private offerings previously hidden from many issuers. Alto users now have access to investments offered through 21 third party investment platforms, including AngelList, Republic, Masterworks and EquityZen, as well as cryptocurrency trading directly through the Coinbase exchange. Launched in 2018, the Nashville-based technology firm is on a mission to help investors across the United States to achieve true asset diversification in their retirement account portfolios.

Business Plan
While most personal savings and investments in the United States are maintained in IRAs and 401(k) accounts, the Company believes many individual investors are unaware of their right and ability to use such accounts for alternative investments, and that retirement savings therefore are invested in alternative assets at a rate significantly lower than personal and institutional funds invested outside retirement accounts. At the same time, since passage of the JOBS Act and the launch of crowdfunding providers including funding portals under Regulation CF, alternative investments have become more widely available and better known to investors. Investment platforms now are used by issuers to offer a variety of alternative investments to the public, including funds that hold real estate, artwork and private loans. Similarly, third party platforms and exchanges are used widely by investors for purchasing and selling private company stock and cryptocurrency. Alto enables the use of self-directed IRAs to invest in alternative assets, including through certain third party investment platforms. The Company generates revenue currently through investor account fees, including recurring annual or monthly fees plus transactional fees. The Company plans to augment revenue by growing accounts and transaction volume, adding services and platform partners, charging issuers for placements and services, and through exclusive investment offerings for its customers. To achieve its goals, the Company intends to invest significantly in sales and marketing, partnerships and technology integration capabilities, custodial services and operational improvements, and other product development initiatives.

The Company's Products and/or Services
The Company serves the self-directed IRA and alternative investment markets, providing a single online platform for individual accredited and non-accredited investors in the United States to invest in private securities (including investments in LLCs, corporations and funds) and other alternative investments (including cryptocurrency) through individual retirement accounts. Through the AltoIRA platform investors can, among other things, create traditional, Roth and SEP IRA accounts, direct funds to be transferred to and from their accounts, access investment platform partner websites, direct investments to be made from their accounts and view investments held in custody for their accounts. Currently a third-party trust company serves as the custodian of record for AltoIRA accounts pursuant to Section 408 of the Internal Revenue Code. In turn, the custodian delegates to AltoIRA, as administrator and agent, most of the administrative functions of the custodian with respect to AltoIRA accounts, and these functions are performed using the Company's technology. The AltoIRA platform also can be used for connecting issuers of alternative investments with IRA owners. Issuers of alternative investments can post information and documents relating to their offerings, invite qualified investors to participate in their offerings, and approve investments by invited investors. Third party investment platform partners can use AltoIRA technology to allow investors who view an offering on the partner's website to use the investor's AltoIRA account to invest in the offering.

Competition
Major competitors include Millennium Trust Company, Pensco Trust Company, Equity Trust Company and Forge Trust Company. In addition, leading U.S. financial institutions and investment platforms that historically have declined to offer custodial services for alternative investments may develop or acquire product and service offerings competitive with ours.

Customer Base

The Company serves individual accredited and non-accredited investors in the United States who open AltoIRA accounts to purchase, hold and trade private securities and other alternative investments. The Company also serves as a technology partner to issuers of alternative investments, such as funding portals, platforms such as AngelList, fund managers and administrators, and cryptocurrency exchanges such as Coinbase.

Supply Chain

The Company's application software and platform were developed by the Company and are considered proprietary property of the Company. The Company does not currently outsource any material engineering, sales or customer support functions. The Company utilizes the services and products of various third party suppliers to operate and provide certain other critical services. For example, the Company's platform is hosted and maintained on AWS servers and infrastructure. The Company uses other services, among other things, to verify customer identification, manage Company email and other customer communications, and test platform security. In addition, currently a third-party trust company serves as the custodian of record for AltoIRA accounts pursuant to Section 408 of the Internal Revenue Code. In turn, the custodian delegates to AltoIRA, as administrator and agent, most of the administrative functions of the custodian with respect to AltoIRA accounts, and these functions are performed using the Company's technology.

Intellectual Property

Patents

To date, the Company neither holds any registered patents, nor has applied for a registration of patents.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5,946,519	Self-directed individual retirement account services; Financial services.	The Alternative IRA	March 3, 2019	December 24, 2019	United States of America
5,351,198	Self-directed individual retirement services; Financial services.	Alto	February 26, 2016	December 5, 2017	United States of America
88957936 (Application Serial No.)	Self-directed individual retirement account services; Financial services.	A (logo)	May 7, 2020	n/a	United States of America

Domain Names

The Company owns the "altoira.com" domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

USE OF PROCEEDS

We will use the proceeds from this Offering for product development, marketing, and making new hires for the benefit of the Company.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$64,200
Sales and Marketing[1]	14.00%	$3,500	14.00%	$149,800
Partnerships and Integrations[2]	20.00%	$5,000	20.00%	$214,000
Custodial Services and Operations[3]	25.00%	$6,250	25.00%	$267,500
Other Product Development and Engineering Initiatives[4]	30.00%	$7,500	30.00%	$321,000
Compliance and General Working Capital	5.00%	$1,250	5.00%	$53,500
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

The use of proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

Notes:

(1) Our sales and marketing initiatives require investment in, among other things: direct sales personnel responsible for growing adoption of our services among registered investment advisors, fund administrators and issuers of alternative investments; content and educational marketing and social media marketing managers, resources and publication tools; and market research and data analytics resources to inform our sales and marketing strategies.

(2) We have established and intend to continue building relationships with third party alternative asset investment platforms. We believe connecting our platform with these third party platforms encourages our customers, as well as customers of the third party platforms, to use an Alto IRA account to make investments featured on those platforms. We believe investing in interoperability of our products and services with third party platforms, including through newly developed application programming interfaces, will result in increased demand for and adoption of our products and services. These initiatives will require investment in business development, engineering, product management, and compliance resources, among others.

(3) In the normal course of our business, we perform many administrative functions of a custodian of self-directed IRA accounts. Those functions include creation of IRA accounts, screening accountholders under anti-money laundering, "know your customer" and related policies, maintaining deposit accounts of undirected cash with third party depositories, carrying out transfers of funds at the direction of accountholders, execution of investment documents for accountholders, recording account transactions, managing issuer-investor communications, and preparing and filing tax records as required. Many of these functions are performed using technology, and as our business grows, in order to manage the costs of our service and keep our pricing competitive, we will continue to invest in systems, technology, personnel and other resources to scale our business.

(4) In addition to the initiatives described above, we will continue to invest in engineering, design, product management and other product development personnel and resources, to improve the features and capabilities, security, scalability and flexibility of our platform, for investors, issuers and other users of our products and services.

The Company has discretion to alter the use of proceeds as set forth above. The Company may alter its business plan and the use of proceeds based on, among other things: the rate of adoption and use of our products and services by customers, customer requirements and feedback about our products and services, pricing and competitive factors, the independent decisions and actions of our business partners including investment platforms that use our services, compliance, regulatory and legal requirements or changes, the Company's ability to hire and retain personnel in each functional area, the Company's financial results and prospects for raising additional capital, and general economic conditions.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Eric Satz	CEO, President and Director	CEO at Alto Solutions, Inc.: 2015-Present	Amherst College, BA (Economics) 1991
William Guttman	Director and Chairman	Chairman, Axioma, Inc.: 2001-Present; Chairman, Panopto, Inc.: 2007-Present; Chairman, Kleo, Inc. d/b/a ClassWallet: 2015-Present; General Partner, Saturn Ventures: 2006-Present	UCLA, BA (Political Science) 1983; Oxford University, PhD (International Relations) 1989
Ammar Hanafi	Director	Founder and General Partner, Moment Ventures: 2013-Present	Cornell Engineering, BSc (Applied and Engineering Physics) 1988; Stanford GSB, MBA 1995

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 27 full time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	11,192,937
Voting Rights	Each holder of record of Common Stock is entitled to one vote for each share of such stock. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issue additional shares of Common Stock at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	34.26%

Type of security	Series Seed-1 Preferred Stock
Amount Outstanding	8,781,644
Voting Rights	On any matter presented to the stockholders of the Corporation, each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by other provisions of the amended and restated certificate of incorporation of the Company, holder of Preferred Stock shall vote together with the holders of Common Stock as a single class an on an-converted to Common Stock basis. The holders of record of the shares of Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation.
Anti-Dilution Rights	The conversion rate of the Series Seed-1 Preferred Stock is subject to adjustment pursuant to a standard, broad-based, weighted average anti-dilution adjustment formula, subject to customary exceptions, as set forth in the Company's current certificate of incorporation. The conversion price will also be subject to proportional adjustments for stock splits, stock dividends, recapitalizations, etc.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issue additional shares of Series Seed-1 Preferred Stock at a later date. The availability of shares of Common Stock issuable upon conversion of such additional shares of Series Seed-1 Preferred Stock would be dilutive and would potentially adversely affect the value of the Securities sold pursuant to Regulation CF.
Other Material Terms	Protective Provisions(1) Conversion(2) Liquidation Preference(3)
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	26.87%

(1) **Preferred Stock Protective Provisions**. At any time when shares of Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Preferred Stock including at least 48% of the outstanding shares of Series Seed-2 Preferred Stock (voting as a single class on an as-converted basis), given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

   a. liquidate, dissolve, or wind-up the business and affairs of the Company, effect any merger or consolidation or any other liquidation event, or consent to any of the foregoing;

   b. amend, alter or repeal any provision of the Third Amended and Restated Certificate of Incorporation or Bylaws of the Company;

c. increase or decrease the authorized number of authorized shares of Preferred Stock or Common Stock;

d. enter into any contract, agreement, arrangement or transaction with any director, officer, employee or stockholder of the Company or any "affiliate" or "associate" of any such person or entity, or use the proceeds from the issuance of shares of the Series Seed-2 Preferred Stock to make any payment, regardless of the reason, to any such person or entity, other than any "Permitted Issuances" (as described below); provided that the Company may enter into employment agreements with affiliate upon approval by the Board. "Permitted Issuance" shall mean any issuance to any affiliate of shares of capital stock of the Company which is effected in compliance with (i) Delaware General Corporation Law and (ii) the other terms of the Third Amended and Restated Certificate of Incorporation of the Company;

e. create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption, or increase the authorized number of shares of Preferred Stock or increase the authorized number of shares of any additional class of series of capital stock of the Company;

f. (i) reclassify, alter or amend any existing security of the Company that is pari passu with the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of the Preferred Stock in respect of any such right, preference, privilege or (ii) reclassify, alter or amend any existing security of the Company that is junior or the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior or pari passu with the Preferred Stock in respect of any such right, preference or privilege;

g. purchase or redeem or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

h. increase or decrease the authorized number of directors constituting the board of directors of the Company.

(2) **Conversion**. Each shares of Preferred Stock is convertible, at the option of the holder thereof, at any time, into such number of shares of Common Stock as is determined by dividing the original issue price of such series of Preferred Stock by the original issue price for such series of Preferred Stock, subject to customary adjustment pursuant to a standard, broad-based, weighted average anti-dilution adjustment formula, subject to customary exceptions, as set forth in the Company's current certificate of incorporation. The conversion price will also be subject to proportional adjustments for stock splits, stock dividends, recapitalizations, etc.

(3) **Liquidation Preference**. In any merger, sale or other liquidation event, the Preferred Stock shall have a liquidation preference equal to the original issue price per share, plus any declared but unpaid dividends, if any. After payment to the Preferred Stock on a pro rata basis, the balance of proceeds shall be paid to the holders of the Common Stock.

Type of security	Series Seed-2 Preferred Stock
Amount Outstanding	4,770,924
Voting Rights	On any matter presented to the stockholders of the Corporation, each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by other provisions of the Restated Certificate, holder of Preferred Stock shall vote together with the holders of Common Stock as a single class an on an-converted to Common Stock basis. The holders of record of the shares of Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation.
Anti-Dilution Rights	The conversion rate of the Series Seed-2 Preferred Stock is subject to adjustment pursuant to a standard, broad-based, weighted average anti-dilution adjustment formula, subject to customary exceptions, as set forth in the Company's current certificate of incorporation. The conversion price will also be subject to proportional adjustments for stock splits, stock dividends, recapitalizations, etc.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issue additional shares of Series Seed-2 Preferred Stock at a later date. The availability of shares of Common Stock issuable upon conversion of such additional shares of Series Seed-2 Preferred Stock would be dilutive and would potentially adversely affect the value of the Securities sold pursuant to Regulation CF.
Other Material Terms	Protective Provisions(1) Conversion(2) Liquidation Preference(3)
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	14.60%

(1) **Preferred Stock Protective Provisions**. At any time when shares of Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Preferred Stock including at least 48% of the outstanding shares of Series Seed-2 Preferred Stock (voting as a single class on an as-converted basis), given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

    a.   liquidate, dissolve, or wind-up the business and affairs of the Company, effect any merger or consolidation or any other liquidation event, or consent to any of the foregoing;

    b.   amend, alter or repeal any provision of the Third Amended and Restated Certificate of Incorporation or Bylaws of the Company;

c. increase or decrease the authorized number of authorized shares of Preferred Stock or Common Stock;

d. enter into any contract, agreement, arrangement or transaction with any director, officer, employee or stockholder of the Company or any "affiliate" or "associate" of any such person or entity, or use the proceeds from the issuance of shares of the Series Seed-2 Preferred Stock to make any payment, regardless of the reason, to any such person or entity, other than any "Permitted Issuances" (as described below); provided that the Company may enter into employment agreements with affiliate upon approval by the Board. "Permitted Issuance" shall mean any issuance to any affiliate of shares of capital stock of the Company which is effected in compliance with (i) Delaware General Corporation Law and (ii) the other terms of the Third Amended and Restated Certificate of Incorporation of the Company;

e. create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption, or increase the authorized number of shares of Preferred Stock or increase the authorized number of shares of any additional class of series of capital stock of the Company;

f. (i) reclassify, alter or amend any existing security of the Company that is pari passu with the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of the Preferred Stock in respect of any such right, preference, privilege or (ii) reclassify, alter or amend any existing security of the Company that is junior or the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior or pari passu with the Preferred Stock in respect of any such right, preference or privilege;

g. purchase or redeem or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

h. increase or decrease the authorized number of directors constituting the board of directors of the Company.

(2) **Conversion**. Each shares of Preferred Stock is convertible, at the option of the holder thereof, at any time, into such number of shares of Common Stock as is determined by dividing the original issue price of such series of Preferred Stock by the original issue price for such series of Preferred Stock, subject to customary adjustment pursuant to a standard, broad-based, weighted average anti-dilution adjustment formula, subject to customary exceptions, as set forth in the Company's current certificate of incorporation. The conversion price will also be subject to proportional adjustments for stock splits, stock dividends, recapitalizations, etc.

(3) **Liquidation Preference**. In any merger, sale or other liquidation event, the Preferred Stock shall have a liquidation preference equal to the original issue price per share, plus any declared but unpaid dividends, if any. After payment to the Preferred Stock on a pro rata basis, the balance of proceeds shall be paid to the holders of the Common Stock.

Type of security	Series Seed-3 Preferred Stock
Amount Outstanding	5,576,879
Voting Rights	On any matter presented to the stockholders of the Corporation, each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by other provisions of the Restated Certificate, holder of Preferred Stock shall vote together with the holders of Common Stock as a single class an on an-converted to Common Stock basis. The holders of record of the shares of Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation.
Anti-Dilution Rights	The conversion rate of the Series Seed-3 Preferred Stock is subject to adjustment pursuant to a standard, broad-based, weighted average anti-dilution adjustment formula, subject to customary exceptions, as set forth in the Company's current certificate of incorporation. The conversion price will also be subject to proportional adjustments for stock splits, stock dividends, recapitalizations, etc.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issue additional shares of Series Seed-3 Preferred Stock at a later date. The availability of shares of Common Stock issuable upon conversion of such additional shares of Series Seed-3 Preferred Stock would be dilutive and would potentially adversely affect the value of the Securities sold pursuant to Regulation CF.
Other Material Terms	Protective Provisions(1) Conversion(2) Liquidation Preference(3)
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	17.07%

(1) **Preferred Stock Protective Provisions**. At any time when shares of Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Preferred Stock including at least 48% of the outstanding shares of Series Seed-2 Preferred Stock (voting as a single class on an as-converted basis), given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

    a. liquidate, dissolve, or wind-up the business and affairs of the Company, effect any merger or consolidation or any other liquidation event, or consent to any of the foregoing;

    b. amend, alter or repeal any provision of the Third Amended and Restated Certificate of Incorporation or Bylaws of the Company;

c.   increase or decrease the authorized number of authorized shares of Preferred Stock or Common Stock;

d.   enter into any contract, agreement, arrangement or transaction with any director, officer, employee or stockholder of the Company or any "affiliate" or "associate" of any such person or entity, or use the proceeds from the issuance of shares of the Series Seed-2 Preferred Stock to make any payment, regardless of the reason, to any such person or entity, other than any "Permitted Issuances" (as described below); provided that the Company may enter into employment agreements with affiliate upon approval by the Board. "Permitted Issuance" shall mean any issuance to any affiliate of shares of capital stock of the Company which is effected in compliance with (i) Delaware General Corporation Law and (ii) the other terms of the Third Amended and Restated Certificate of Incorporation of the Company;

e.   create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption, or increase the authorized number of shares of Preferred Stock or increase the authorized number of shares of any additional class of series of capital stock of the Company;

f.   (i) reclassify, alter or amend any existing security of the Company that is pari passu with the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of the Preferred Stock in respect of any such right, preference, privilege or (ii) reclassify, alter or amend any existing security of the Company that is junior or the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior or pari passu with the Preferred Stock in respect of any such right, preference or privilege;

g.   purchase or redeem or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

h.   increase or decrease the authorized number of directors constituting the board of directors of the Company.

(2) **Conversion**. Each shares of Preferred Stock is convertible, at the option of the holder thereof, at any time, into such number of shares of Common Stock as is determined by dividing the original issue price of such series of Preferred Stock by the original issue price for such series of Preferred Stock, subject to customary adjustment pursuant to a standard, broad-based, weighted average anti-dilution adjustment formula, subject to customary exceptions, as set forth in the Company's current certificate of incorporation. The conversion price will also be subject to proportional adjustments for stock splits, stock dividends, recapitalizations, etc.

(3) **Liquidation Preference**. In any merger, sale or other liquidation event, the Preferred Stock shall have a liquidation preference equal to the original issue price per share, plus any declared but unpaid dividends, if any. After payment to the Preferred Stock on a pro rata basis, the balance of proceeds shall be paid to the holders of the Common Stock.

Type of security	Option to Purchase Shares of Common stock
Amount Outstanding	2,283,076
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options at a later date. The availability of shares of Common Stock issuable upon exercise of such additional Options would be dilutive and would potentially adversely affect the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.99%

Type of security	Warrant to Purchase Shares of Common Stock
Amount Outstanding	67,842
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants at a later date. The availability of shares of Common Stock issuable upon exercise of such additional Warramts would be dilutive and would potentially adversely affect the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.21%

Debt

In April 2020, the Company obtained a Payroll Protection Program (PPP) loan under the CARES Act in the principal amount of $401,700.00, which remains outstanding. The Company applied the loan proceeds toward payroll and other permitted expenses and currently anticipates the loan will be forgiven under the terms of the PPP loan program. To the extent the loan is not forgiven, it will accrue interest at a rate of 1.0% per annum and become due and payable in April 2022.

Ownership

The largest shareholder is Eric Satz, CEO & Director of the Company.

Listed below are the beneficial owners of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Eric Satz	6,623,093 shares of Common Stock	21.85%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

Alto Solutions, Inc., f/k/a Saltvest, Inc. (the "Company") was incorporated on July 21, 2015 as Saltvest Inc. under the laws of the State of Delaware. The Company is headquartered in Nashville, TN and began operations in 2019. The Company has developed an online platform and service that allows users to invest in alternative assets using their IRAs.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash consists primarily of amounts held in accounts held with commercial banking institutions.

As of September 3, 2020 the Company had $3.5 million in aggregate cash and cash equivalents, leaving the Company with approximately 12 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company plans to continue to invest in product development as well as potential partnerships or acquisitions considered strategically advantageous.

Valuation

The valuation of the Company is not pertinent to the sale of the Securities. Rather, the ownership percentage of the Company that the Securities potentially represent will be determined at a later date upon conversion of the Securities into the capital stock of the Company pursuant to the terms thereof.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Money Raised	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series Seed-1 Preferred Stock	$2,863,886	8,781,644	Working capital	October 20, 2017	Reg. D Rule 506(b)
Series Seed-2 Preferred Stock	$2,599,152	4,770,924	Working capital	August 8, 2019	Section 4(a)(2)
Series Seed-3 Preferred Stock	$3,499,997	5,576,879	Working capital	January 3, 2020	Reg. D Rule 506(b)

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of the Securities for up to $1,070,000. The Company is attempting to raise a minimum amount of $25,000 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by December 4, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $1,070,000 (the "**Maximum Amount**") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.** Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.** The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Minimum Amount is reached prior to the Offering Deadline, or such earlier time the Company designates pursuant to Reg. CF Rule 304(b), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $100.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Authorized Capitalization

At the closing of this Offering (if the minimum amount is sold), the total number of shares of capital stock that the Company has the authority to issue is 54,129,457, consisting of (i) 35,000,000 shares of common stock, par value $0.0001 per share, of which 11,192,937 shares will be issued and outstanding and (ii) 19,129,457 shares of preferred stock, par value $0.0001 per share, of which (A) 8,781,644 shares of authorized preferred stock have been designated "Series Seed-1 Preferred Stock," of which 8,781,644 shares will be issued and outstanding, (B)

4,770,924 shares of authorized preferred stock have been designated "Series Seed-2 Preferred Stock," of which 4,770,924 shares will be issued and outstanding, and (C) 5,576,889 shares of authorized preferred stock have been designated "Series-3 Preferred Stock," of which 5,576,879 shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $5,000,000 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

(a) the quotient of $30,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 90%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Equity Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (A) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (B) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $30,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of the Company's capital stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the

Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted any transactions with related persons.

EXHIBIT B

Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

Alto Solutions Inc.

(a Delaware Corporation)

Unaudited Financial Statements

Period of January 1, 2018 through December 31, 2019

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Alto Solutions Inc.

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 14, 2020

To: Board of Directors of Alto Solutions Inc.
            Attn: Eric Satz, CEO

Re: 2018 and 2019 Financial Statement Review
            Alto Solutions Inc.

We have reviewed the accompanying financial statements of Alto Solutions Inc. (the "Company"), which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2018 through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop LLC
A New Jersey CPA Company

ALTO SOLUTIONS, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
(Unaudited)

ASSETS	**2019**	**2018**
Current Assets		
Cash and cash equivalents	$ 3,095,094	$ 730,693
Accounts receivable	14,275	3,366
Prepaid expenses	55,599	0
Deposits	12,404	2,850
Total Current Assets	3,177,372	736,909
Fixed Assets		
Internally developed software, complete	630,586	630,586
Internally developed software, incomplete	546,764	229,457
Furniture and equipment	38,744	1,384
Accumulated depreciation	(213,355)	(84,857)
Total Fixed Assets	1,002,739	776,570
Total Assets	$ 4,180,111	$ 1,513,479

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 88,706	$ 6,569
Accrued expenses	9,176	0
Total Liabilities	97,882	6,569

STOCKHOLDERS' EQUITY

Common Stock; $0.0001 par value, 35,000,000 shares authorized, 11,192,937 and 10,854,717 shares issued and outstanding	1,119	1,085
Preferred Stock; $0.0001 par value, 19,129,457 shares authorized, 13,552,568 and 6,696,418 shares issued and outstanding As of December 31, 2019 and 2018, respectively.	1,355	670
Additional paid-in capital	7,358,505	2,858,459
Additional paid-in capital - stock options	53,332	0
Retained earnings	(3,332,082)	(1,353,304)
Total Stockholders' Equity	4,082,229	1,506,910
Total Liabilities and Stockholders' Equity	$ 4,180,111	$ 1,513,479

The accompanying notes are an integral part of these financial statements.

ALTO SOLUTIONS, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	**2018**
Revenues	$ 78,574	$ 9,416
Cost of revenues	75,831	35,798
Gross profit (loss)	2,743	(26,382)
Operating expenses		
General and administrative	528,434	296,436
Personnel fees	1,090,955	198,730
Sales and marketing	180,302	37,324
Depreciation	128,498	84,320
Total operating expenses	1,928,189	616,810
Net Operating Income (Loss)	(1,925,446)	(643,192)
Stock Option Expense	(53,332)	0
Interest Expense	0	(94,936)
Net Income (Loss)	$ (1,978,778)	$ (738,128)

The accompanying notes are an integral part of these financial statements.

ALTO SOLUTIONS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2019 and 2018
(Unaudited)

	Common Stock		Preferred Stock		Additional Paid-In Capital	Additional Paid-In Capital - Stock Options	Retained Earnings	Total Stockholders' Equity
	Shares	**Par Value**	**Shares**	**Par Value**				
Balance as of January 1, 2018	10,854,717	$ 1,085	4,200,684	$ 420	$ 1,501,002	$ 0	$ (615,176)	$ 887,331
Issuance of preferred stock	0	0	2,495,734	250	1,357,457	0	0	1,357,707
Net Income (Loss)	0	0	0	0	0	0	(738,128)	(738,128)
Balance as of December 31, 2018	10,854,717	1,085	6,696,418	670	2,858,459	0	(1,353,304)	1,506,910
Issuance of common stock	338,220	34	0	0	9,555	0	0	9,589
Issuance of preferred stock	0	0	6,856,150	685	4,490,491	0	0	4,491,176
Stock options	0	0	0	0	0	53,332	0	53,332
Net Income (Loss)	0	0	0	0	0	0	(1,978,778)	(1,978,778)
Balance as of December 31, 2019	11,192,937	$ 1,119	13,552,568	$ 1,355	$ 7,358,505	$ 53,332	$ (3,332,082)	$ 4,082,229

The accompanying notes are an integral part of these financial statements.

ALTO SOLUTIONS, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Cash Flows from Operating Activities		
Net Income (Loss)	$ (1,978,778)	$ (738,128)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Depreciation	128,498	84,320
Stock option expense	53,332	0
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(10,909)	(3,366)
(Increase) Decrease in prepaid expenses	(55,599)	94
(Increase) Decrease in deposits	(9,554)	0
Increase (Decrease) in accounts payable	82,137	(4,615)
Increase (Decrease) in accrued expenses	9,176	0
Net cash used in operating activities	(1,781,697)	(661,695)
Cash Flows from Investing Activities		
Payments for internally developed software	(317,307)	(337,557)
Purchase of equipment	(37,360)	0
Net change in cash from investing activities	(354,667)	(337,557)
Cash Flows from Financing Activities		
Issuance of preferred stock	4,491,176	1,357,707
Issuance of common stock	9,589	0
Net change in cash from financing activities	4,500,765	1,357,707
Net change in cash and cash equivalents	2,364,401	358,455
Cash and cash equivalents at beginning of period	730,693	372,238
Cash and cash equivalents at end of period	$ 3,095,094	$ 730,693

The accompanying notes are an integral part of these financial statements.

ALTO SOLUTIONS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018

NOTE 1 – NATURE OF OPERATIONS

Alto Solutions, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on July 21, 2015 under the name Saltvest, Inc. The name was changed on October 2, 2017. The Company provides an easy-to-use, automated process for investing in alternatives with IRA savings. The Company's headquarters are in Nashville, Tennessee. The company began operations in 2015.

Since Inception, the Company has relied on the issuance of common and preferred shares and the issuance of convertible notes to fund its operations. As of December 31, 2019, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from the existing cash reserves, issuance of preferred stock (see Note 9), a crowdfunding campaign (see Note 9) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $3,095,094 and $730,693 of cash on hand, respectively.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2019 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2019. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by setting up alternative IRA accounts with a monthly admin fee and a transaction fee. The Company's payments are generally collected upfront, although some are on an invoice with a net 30 term. For years ending December 31, 2019 and 2018 the Company recognized $78,574 and $9,416 in revenue respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018, the company had $14,275 and $3,366 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed Assets consist of internally developed software and equipment. Depreciation is calculated using the straight-line method over a period of 5 years. As of December 31, 2019 and 2018, the Company had $1,002,739 and $776,570 in net fixed assets. The Company has internally developed software costs of $630,586 that have met the criteria for amortization as of December 31, 2019 and 2018; the software was placed in service in May 2018. The Company has internally developed software costs of $546,764 and $229,457 that have not met the criteria for amortization as of December 31, 2019 and 2018, respectively.

NOTE 4 – INCOME TAX PROVISION

The Company will file its income tax return for the period ended December 31, 2019 in 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2019 totaled $3,332,082. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock:

As of December 31, 2019, the Company authorized 35,000,000 shares, par value $0.0001. As of December 31, 2019 and 2018, the Company had 11,192,937 and 10,854,717 shares issued and outstanding. Holders of common stock are entitled to one vote for each share of common stock held at all meetings.

Preferred Stock:

As of December 31, 2019, the Company authorized 19,129,457 shares, par value $0.0001. As of December 31, 2019 and 2018, the Company had 13,552,568 and 6,696,418 shares issued and outstanding, respectively. Holders of preferred stock have one vote per share of common stock into which the shares are convertible. Preferred stock is convertible at the option of the holder into common stock calculated by dividing the original issue price by the conversion price. As of December 31, 2019, the conversion price is equal to the original issue price. As of December 31, 2019 and 2018, the Company had the following number of authorized and outstanding Series Seed shares.

	Authorized Number of Shares	Outstanding Number of Shares December 31, 2019	Outstanding Number of Shares December 31, 2018
Series Seed 1	8,781,644	8,781,644	6,696,418
Series Seed 2	4,770,924	4,770,924	0
Series Seed 3	5,576,889	0	0
Total	19,129,457	13,552,568	6,696,418

Warrants

In 2017 the Company issued warrants to purchase 67,842 shares of common stock. The warrants are exercisable through May 5, 2020. The purchase price of the warrant was $25,000, and the exercise price of the shares was $0.0001.

NOTE 6 – STOCK BASED COMPENSATION

The Company has a 2015 stock compensation plan which permits the grant or option of shares to its employees for up to 4,089,367 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

During 2019 the Company issued 2,612,249 stock options for common stock with an exercise price of $0.07 (900,000) and $0.11 (1,712,249) per share that vest between 0 and 4 years. As of December 31, 2019, 659,046 stock options had vested. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2019, no stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating to pay dividend in the foreseeable future. Below are the Black Scholes factors utilized by management:

Exercise price	$ 0.07 and 0.11
Fair value share price	0.13
Expected volatility	46.0%
Expected term	1.00 years
Expected dividend rate	0.00%
Risk-free rate	1.54%
Fair value per share option	$ 0.034

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Issuance of Series Seed 3 Preferred Stock

As of June 11, 2020, the Company has issued 5,576,879 shares of Series Seed 3 Preferred Stock for a total purchase price of $3,499,994.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through August 14, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT D
Offering Page found on Intermediary's Portal.



Republic

Company Name AltoIRA

Logo



ALTO

Headline Easily invest in alternative assets like crowdfunding & crypto using an Alto IRA

Hero Image



ALTO
THE ALTERNATIVE IRA®
1:23
AltoIRA.com
ALTO
Sign in | Get Help
Invest With Your Alto IRA
email
password
Sign In

Tags

Pitch text

Summary

- Digital self directed IRA company modernizing IRA investing
- Providing tax-advantaged investing into alternative assets
- 21 investment partners including Republic, Masterworks, and AngelList
- Invest directly in cryptocurrencies with an Alto CryptoIRA
- Excellent rating with 80+ 5 star reviews on independent review platform
- $2.5T opportunity with a larger $17T market opportunity

Problem

Retirement in America is broken

The largest and traditional IRA custodians -- Fidelity, Schwab, eTrade, etc. -- offer IRA investments in liquid, publicly-traded securities. But we can't liquidate and distribute cash from our IRAs before turning 59.5 years old without incurring penalties and taxes! As a result, investors are forced to forfeit the opportunity to invest in higher-yielding assets in exchange for liquidity they don't need. And why? Because somewhere along the way we were taught that investing conservatively with your retirement savings was the "right thing to do."

And maybe in a different era it was:

Then

Now

Companies went public as quickly as possible

Companies stay private as long as possible

There were over 8000 public companies

There are roughly 4000 public companies

Interest rates were near double digits

Interest rates are close to zero

Public market portfolio diversification was enough

Public market portfolio diversification is insufficient

The business landscape has changed and alternative investment choices are more abundant. Investment options need to adapt and expand to unlock those choices and empower investors to achieve true portfolio diversification.

Solution

Alto helps bring wealth-generating alternatives into your retirement portfolio.

Enter Alto and The Alternative IRA®. We have created our software platform to enable people to easily set up an IRA meant for investing in alternative assets - private equity, real estate investments, venture capital, private funds, cryptocurrency, securitized art, and more. Not only do we streamline the setup process, but we simplify the investing process as well, by connecting to 21 platform partners offering these alternative asset investments. We have taken what once was a time-intensive, paper-burdened and expensive process and made it easy, fast, and cost-effective, opening the door to this type of investing - using an IRA - to anyone.

Product

Easily invest in alternatives using your IRA

Alto is disrupting the IRA space in two ways:

First, through its proprietary technology, Alto makes the process of creating, funding, and using a self-directed IRA for alternative investments easy and inexpensive relative to legacy industry players.


AltoIRA.com
ALTO
Sign in | Get Help
Open Account
Transfer Funds
Start Investing
Open Your Account
email
password
Open My Account
E-Sign and Complete the Paperwork
Review and e-sign your Transfer of Assets Request. It just takes 5 minutes.
Transfer of Assets Request
Review & Sign
Your Money Is On The Way!
We'll let you know when funds settle in your Alto account. Then, you'll be ready to invest!
View My Dashboard

Second, through our technology platform, Alto provides issuers - including startups, funds, and investment platform partners, funding portals, cryptocurrency providers and secondary market platforms - with a new, cost-effective, and hassle-free way to connect with IRA and 401(k) investors. Connecting investors to issuers through Alto's platform unlocks a vast pool of capital for private offerings previously hidden from many issuers. Alto customers now have access to investments offered through 21 partners, including AngelList, Republic, MasterWorks, and EquityZen, as well as cryptocurrency trading directly through the Coinbase exchange.


ALTO SOLUTIONS
ALTERNATIVE INVESTMENT OPPORTUNITIES
INVESTORS
RAISING CAPITAL
ALTO

One Platform, Multiple Account Types, Wide Asset Selection

Alto Traditional, Roth and SEP IRAs can be used to invest in a wide range of assets and investments. For example, we enable investors to set up distinct IRAs for cryptocurrency trading, and separate investment vehicles allowing for “checkbook control”, especially useful for real estate investments.



Alto IRA
The Alternative IRA®

Alto CryptoIRA
for Investing in Cryptocurrencies

Checkbook+ IRA
for Real Estate Investing

Use your Alto IRA™ to invest online in the things you know and care about: startups, growth companies, loans, and more.

Buy cryptocurrency 24/7 through the Coinbase exchange - using tax-advantaged retirement dollars.

It's your money, your IRA, and your investment decisions. With Checkbook+ IRA, you gain check-writing control for better management of your real estate investments.

How it works:

We provide a simple, automated, and cost-effective self-directed IRA solution for investors



| Create a Traditional, Roth or SEP Alto IRA account in minutes | Fund with cash or transfer from an existing retirement account | Review, approve and execute all documents with e-signatures | Alto sends investment funds to the company raising money |

Traction

$75M+ in active investments to date

Alto has **1,230+ active, funded accounts** with approximately **3,000 active investments** and **more than $75M in assets under custody**. We have established **21 partnerships** with some of the biggest names in the investment platform space, including Republic, AngelList, Masterworks, and more.





Customers

The Alto Platform gets the flywheel spinning

Alto benefits both private equity and debt investors and issuers. Investors get a low-cost, easy-to-use alternative IRA investment platform. Issuers, investment sites, and crypto exchanges get access to untapped liquidity. We bring both actors together in a cost-effective, secure, and diversified space.



Seamless, automated experience
Low fees
Automated IRS reporting
Deal discovery
VALUE TO CONSUMERS
INVESTORS & ADVISORS
Low-cost, easy-to-use alternative IRA investment platform
PLATFORM PARTNERS
Access untapped liquidity
VALUE TO PARTNERS
Untapped liquidity
API-driven transaction engine
Comarketing opportunities for account growth

Business Model

Recurring and transactional revenue

Alto currently generates revenue from investor fees:

1. Annual recurring account fees, and
2. Transaction fees paid with each IRA investment

As we expand our solutions for issuers and financial advisors, we expect additional sources of revenue.

Market

Unlocking a $17T Market

There are currently $30 trillion dollars sitting in retirement savings, including over $17 trillion in IRAs and 401(k)s. Yet it's estimated that less than 5% of those funds are invested in alternatives, while professional investors and pension funds allocate 20% or more to alternative investments. This suggests approximately $2.5 trillion now sitting in retirement accounts reasonably could be allocated to alternative investments, if individual investors had the tools to do it.

The self-directed IRA industry is dominated by antiquated players leveraging pre-Internet technology to facilitate these investments through paper-based processes. These processes have discouraged and hindered issuers from accessing this tremendous source of capital.

Our strategic market initiatives involve expanding into issuer and financial advisor focused products. By connecting issuers, investors and advisors through our marketplace, we plan to create additional revenue channels.

Competition

Major white space in competitive landscape

Alto occupies a unique space in the existing market offering technology-forward products that enable automation and scale with integrated partners like Republic, AngelList, WeFunder and Masterworks.

	Automated Workflow	Alternative Assets	Issuer Accounts	Deal Hub	API Platform Integrations	Fee Transparency	Cost
ALTO	✔	✔	✔	✔	✔	✔	$
Major Brokerages	✔	✘	✘	✘	✘	✔	$$
SD-IRA Custodians	✘	✔	✘	✘	✘	✘	$$$

Our goal is to remain the most cost-efficient, full service, comprehensive platform within the competitive landscape.

Vision

Alto vision and values

We envision a world where a clear path to successful retirement, by investing in the broadest possible range of assets, is achievable and filled with empowerment.

We want every person to have that option to retire when they are ready. And we want every person who has set this priority to have greater control over their destiny. People can invest in what they choose, control their retirement dollars, and educate themselves when they are unsure of what's next. Transparency, trust, education, forgiveness, and accountability come together to paint a better investment landscape

Our Values



**EDUCATE TO
DRIVE EQUALITY**



**HOLD CUSTOMERS &
COLLEAGUES IN HIGH REGARD**



OWN YOUR OWN ACTIONS



ACT WITH INTENTION



KNOW IT CAN BE DONE



HAVE FUN



**BUILD TRUST WITH
TRANSPARENCY & HONESTY.**



YOU DO YOU



**CELEBRATE THE VICTORIES,
NO MATTER WHAT SIZE**

Investors

Backed by prominent venture investors

We've secured over $9.8M in funding to date from prominent investors like Moment Ventures, Jefferson River Capital (Vice-Chair of Blackstone Tony James's Family Office), T.H. Lee, Sequoia Scout, Foundation Capital, Amplify LA, and Alumni Venture Group.

Founders



Meet Eric Satz, Founder and CEO

Alto's founder and CEO, Eric Satz, is a serial entrepreneur. His first business, while still in high school, was selling frozen lemonade from an unairconditioned van in Miami, FL. After earning his Bachelor of Arts in Economics from Amherst College, where he graduated from lemonade to The Boston Globe and The New York Times, he sold his paper route and moved to NYC to work in investment banking, where he was jealous of his clients: company founders.

Currenex, the first foreign currency exchange business designed to level the currency trading playing field and later purchased by State Street; online grocery and home delivery business Plumgood Food; and Tennessee Community Ventures, a VC firm, are a few of the businesses Eric co-founded.

Following 12 years in NYC and San Francisco, Eric and his family moved to Nashville, known as the healthcare capital, Music City, and Alto's global HQ! Always looking to encourage entrepreneurship, Eric founded "The FEW: The Future Entrepreneurs Workshop," to teach entrepreneurship and innovation to Nashville high school students, eventually expanding to 5 schools in the workshop's 3rd year.

Appointed by President Obama, Eric served on the board of the Tennessee Valley Authority, the country's largest utility serving approximately 9MM people across 7 states, from 2015-2019.

When he's not breathing life into start-ups, Eric loves to ski, play soccer, and practice yoga. Eric and his wife, Kate, have been married for 24 years and have two awesome kids.

Team

 Eric Satz   Founder and Chief Executive Officer

 Andrea Kampine   Chief Operating Officer

 Gary Hirsch   General Counsel

 Tara Fung   Chief Revenue Officer

 Katrina Welty   Chief Product Officer

 Bradford Winfrey   VP Engineering

Perks

FAQ

What is Alto?   AltoIRA is a leading platform for individual retirement account (IRA) owners to invest in alternative assets, such as private placements (including stock of companies held by private equity and venture capital firms), real estate, private funds, equity crowdfunding, and cryptocurrency. The firm addresses the growing desire and need of many investors, reliant on their IRA and 401(k) accounts for retirement, to diversify these savings in higher-return long-term alternative investment opportunities.

Why Alto?

While most personal savings and investments in the United States are maintained in IRAs and 401(k) accounts, the Company believes many individual investors are unaware of their right and ability to use such accounts for alternative investments, and that retirement savings therefore are invested in alternative assets at a rate significantly lower than personal and institutional funds invested outside retirement accounts. At the same time, since passage of the JOBS Act and the launch of crowdfunding providers including funding portals under Regulation CF, alternative investments have become more widely available and better known to investors. Investment platforms now are used by issuers to offer a variety of alternative investments to the public, including funds that hold real estate, artwork and private loans. Similarly, third party platforms and exchanges are used widely by investors for purchasing and selling private company stock and cryptocurrency. Alto enables the use of self-directed IRAs to invest in alternative assets, including through certain third party investment platforms.

Alto is disrupting the IRA space in two ways: First, through its proprietary technology, Alto makes the process of creating, funding and using a self-directed IRA for alternative investments easy and inexpensive relative to legacy industry players. Second, through its technology platform, Alto provides issuers - including startups, funds, and investment platform partners, funding portals, cryptocurrency providers and secondary market platforms - with a new way to connect electronically with IRA and 401(k) investors. Connecting investors to issuers through Alto's platform can unlock a vast pool of capital for private offerings previously hidden from many issuers. Alto users now have access to investments offered through 17 third party investment platforms, including AngelList, Republic, Masterworks and EquityZen, as well as cryptocurrency trading directly through the Coinbase exchange. Launched in 2018, the Nashville-based technology firm is on a mission to help investors across the United States to achieve true asset diversification in their retirement account portfolios.

How does Alto make money?

The Company serves the self-directed IRA and alternative investment markets, providing a single online platform for individual accredited and non-accredited investors in the United States to invest in private securities (including investments in LLCs, corporations and funds) and other alternative investments (including cryptocurrency) through individual retirement accounts. Through the AltoIRA platform investors can, among other things, create traditional, Roth and SEP IRA accounts, direct funds to be transferred to and from their accounts, access investment platform partner websites, direct investments to be made from their accounts and view investments held in custody for their accounts. The AltoIRA platform also can be used for connecting issuers of alternative investments with IRA owners. Issuers of alternative investments can post information and documents relating to their offerings, invite qualified investors to participate in their offerings, and approve investments by invited investors. Third party investment platform partners can use AltoIRA technology to allow investors who view an offering on the partner's website to use the investor's AltoIRA account to invest in the offering.

The Company generates revenue currently through investor account fees, including recurring annual or monthly fees plus transactional fees. The Company plans to augment revenue by growing accounts and transaction volume, adding services and platform partners, charging issuers for placements and services, and through exclusive investment offerings for its customers. To achieve its goals, the Company intends to invest significantly in sales and marketing, partnerships and technology integration capabilities, custodial services and operational improvements, and other product development initiatives.

EXHIBIT E
Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Alto Solutions, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[_________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Alto Solutions, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 10%.

The "**Valuation Cap**" is $30,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing**

Price").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the

Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

> (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means the common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $5,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)　　The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)　　The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)　　The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)　　No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)　　The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)　　The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Alto Solutions, Inc.
By:
Name: Eric Satz
Title: CEO
Address: Capital View Block E, 500 11th Avenue North,
Suite 790, Nashville, TN 37203
Email: ericsatz@altoira.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy


Irrevocable Proxy


Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between Alto Solutions, Inc., a Delaware corporation (the "***Company***") and [Investor Name] ("***Stockholder")***. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**INTERMEDIARY:**
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date	Date

EXHIBIT D

Video Transcript

Alto - Republic Pitch Video
Transcript of v4
09/02/20

I started Alto to help change the fate of retirement in this country. We want to help bend the curve away from crisis and towards security.

You now have the opportunity to invest in the explosive growth of alternative asset investing that we enable. Alto makes it easy and cost-effective for individual investors to access their retirement savings for purposes of investing in alternative assets; things like startups, growth companies, crypto, loans and more. Things that aren't publicly traded on the New York Stock Exchange or NASDAQ.

People ask me all the time, "Why Alto?" and the fact the matter is that retirement and America is broken and if we don't make some significant changes in the coming years, then 25 million Americans will be unprepared for retirement come 2050.

We're talking about a major retirement crisis on our hands and we're going to change that.

So how do we dig ourselves out of this retirement hole? Part of the way is through true portfolio diversification which requires us to invest in alternative assets.

So there have been a number of high-level changes that have made it possible for everybody to invest in Alternatives: one, companies are staying private longer and two, the jobs act enabled all of us to participate on platforms like Republic to invest in private companies.

What's missing from the equation is liquidity, and that's because all of our money sits in IRA accounts, 30 trillion dollars, and what Alto does is bring liquidity to the market place?

So if you're watching this, you're already thinking about alternative assets and you're thinking about portfolio diversification.

The question is, why do you want to use your IRA?

And the answer is because it is the smart way to invest long-term. There are huge tax advantages to investing with your IRA. If it's a traditional IRA, you're going to benefit from compounding returns over time, what Einstein referred to as the eighth wonder of the world. If it's a Roth IRA, it's tax-free even when you retire and make distributions at the end. This is why Peter Thiel used his Roth IRA to invest in Facebook.

What's different about Alto is that we've built an IRA technology platform or network which connects individuals with alternative investment opportunities like those found on Republic.

So how does all that work? It's really simple, go to AltoIRA.com, click get started, open your IRA account and then you fund it either with cash from your bank account or cash from an existing IRA or 401K.

Now that you've funded your account, you're ready to make an investment and also steps in and handles all of the documentation and transaction execution online.

So what used to take one to two months now can take one to two days.

Alternative IRA investing is not new. It's actually been around since the early 70s, but what hasn't changed since that time or the legacy providers. There are a lot of things that annoy me about legacy providers and legacy systems, but the single greatest one is the embedded cost that comes with the people and paper burden process.

That's exactly why we created Alto, to use scalable technology that allows us to drive fees down and enable anyone to invest with their IRA. It's just too darn expensive with the others.

We get paid for the value we provide, nothing else.

As an investor you probably want to know why this is a big opportunity, and the answer is really straightforward.

There are currently 30 trillion dollars sitting and retirement savings accounts less than 5% in alternative assets when in fact somewhere between 10 to 20% should be invest in Alternatives.

So what we're talking about doing is making it easy for investors to access their capital and go from 500 billion dollars invested in alternative assets to five trillion dollars invested in alternative assets.

You now have the opportunity to invest in the explosive growth of alternative asset investing that we enable.